Filed by The Mead Corporation
                         pursuant to Rule 425 under the Securities Act of 1933
                                and deemed filed pursuant to Rule 14a-12 under
                                       the Securities and Exchange Act of 1934

                                        Subject Company:  The Mead Corporation
                                                    Commission File No. 1-2267


The following is an investor relations slide presentation prepared jointly by The Mead Corporation and Westvaco Corporation:



  [Mead LOGO]                                             [Westvaco LOGO]



                          "A COMBINATION TO CREATE
                             SHAREHOLDER VALUE"





  JERRY TATAR                                             JOHN A. LUKE, JR.
  CHAIRMAN & CEO                                          CHAIRMAN & CEO
  MEAD CORPORATION                                        WESTVACO CORPORATION



------------------------------------------------------------------------------

SAFE HARBOR

------------------------------------------------------------------------------

This presentation contains certain "forward-looking statements" within the meaning of federal securities laws about our financial condition, results of operations and business.

You can find many of these statements by looking for words such as "believes", "expects", "anticipates", "estimates", or similar expressions used in this presentation.

These forward-looking statements are subject to numerous assumptions, risks and uncertainties that may cause our actual results, performance or achievements to be materially different from our assumptions about future results, performance or achievements expressed or implied by us in those statements. You are cautioned not to place undue reliance on such statements, which speak only as of the date of this presentation.

The cautionary statements contained or referred to in this section should be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. We undertake no obligation to review or confirm analysts' expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events. Our SEC filings discuss these assumptions; please consult them.

[MEADWESTVACO LOGO]                                                           1



------------------------------------------------------------------------------

MEADWESTVACO:
A COMBINATION TO CREATE SHAREHOLDER VALUE
------------------------------------------------------------------------------

  ---------------------------      | \
  | IMPROVED RETURNS, LOWER |      |  \
  |   COST, HIGHER GROWTH   |      |   \
  |                         |      |    \
  ---------------------------      |     \
  ---------------------------      |      \
  |     $325+ MM ANNUAL     |      |       \
  |      COST SAVINGS       |      |        \
  ---------------------------      |         \
  ---------------------------      |          \     INCREASED
  |                         |      |           \   SHAREHOLDER
  | EVALUATE NON-CORE ASSETS|      |           /      VALUE
  |                         |      |          /
  ---------------------------      |         /
  ---------------------------      |        /
  |   INCREASED FINANCIAL   |      |       /
  |        STRENGTH         |      |      /
  ---------------------------      |     /
  ---------------------------      |    /
  |       EXPERIENCED       |      |   /
  |     MANAGEMENT TEAM     |      |  /
  ---------------------------      | /

[MEADWESTVACO LOGO]                                                           2



------------------------------------------------------------------------------

TRANSACTION SUMMARY

------------------------------------------------------------------------------

   ------------------- |X| Merger of Mead and Westvaco to form MeadWestvaco
   |   TRANSACTION   |     Corporation
   |   STRUCTURE     | |X| Tax-free stock exchange
   ------------------- |X| New purchase accounting
   -------------------
   | EXCHANGE RATIOS | |X| 1 MeadWestvaco share per Mead share
   ------------------- |X| 0.97 MeadWestvaco share per Westvaco share
   -------------------
   |   OWNERSHIP     | |X| Approximately 50/50
   -------------------
   -------------------
   |  SPECIAL CASH   | |X| $1.20 per Mead share
   |     PAYMENT     |
   -------------------
   -------------------
   |    DIVIDEND     | |X| $0.92 per share annually
   -------------------
   -------------------
   |   CORPORATE     | |X| Stamford, CT
   |  HEADQUARTERS   |
   -------------------
   -------------------
   |SIGNIFICANT STAFF| |X| Dayton, OH
   |  & OPERATIONS   |
   -------------------
   -------------------
   |     BOARD       | |X| 50/50 Composition
   -------------------


[MEADWESTVACO LOGO]                                                           3


------------------------------------------------------------------------------

MEADWESTVACO COMPANY PROFILE

------------------------------------------------------------------------------

                                -----------------
                                |  MEADWESTVACO |
                                |               |
                                | SALES  $8.0BN |
                                | EBITDA  1.6BN |
                                -----------------
                                        |
                                        |
        ----------------------------------------------------------------
        |                   |                      |                   |
 ----------------    ----------------     -----------------    ----------------
 |  PACKAGING   |    |    PAPER     |     | CONSUMER AND  |    |   SPECIALTY  |
 |              |    |              |     |OFFICE PRODUCTS|    |   CHEMICALS  |
 |              |    |              |     |               |    |              |
 | SALES $3.8BN |    | SALES $3.1BN |     | SALES  $0.8BN |    |SALES  $0.3BN |
 | EBITDA 855MM |    | EBITDA 586MM |     | EBITDA  109MM |    |EBITDA   88MM |
 ----------------    ----------------     -----------------    ----------------


NOTE: BASED ON FY 2000 DATA; SEGMENT SALES AND EBITDA EXCLUDE INTERSEGMENT TRANSACTIONS AND OTHER CORPORATE ITEMS.

[MEADWESTVACO LOGO]                                                           4



------------------------------------------------------------------------------

WORLDWIDE OPERATIONS

------------------------------------------------------------------------------


[World map dotting locations of Mead and Westvaco worldwide operations]




[MEADWESTVACO LOGO]                                                           5



------------------------------------------------------------------------------

GLOBAL PACKAGING PLATFORM

------------------------------------------------------------------------------

  -----------------------------      |\
  |                           |      | \
  |   FOCUS ON HIGH-MARGIN,   |      |  \
  |   FAST-GROWTH SEGMENTS    |      |   \
  |                           |      |    \
  -----------------------------      |     \
  -----------------------------      |      \
  |                           |      |       \
  |   ENHANCED GROWTH AND     |      |        \
  |CROSS-SELLING OPPORTUNITIES|      |         \    $3.8 BILLION
  |                           |      |          \     GLOBALLY
  -----------------------------      |          /  INTEGRATED HIGH-
  -----------------------------      |         /   VALUE PACKAGING
  | INNOVATION WITH MULTIPLE  |      |        /       BUSINESS
  | SUBSTRATES AND PROCESS    |      |       /
  |     CAPABILITIES          |      |      /
  -----------------------------      |     /
  -----------------------------      |    /
  |  GROWTH THROUGH PACKAGE   |      |   /
  | DESIGN CAPABILITIES AND   |      |  /
  |  STRATEGIC ACQUISITIONS   |      | /
  -----------------------------      |/


[MEADWESTVACO LOGO]                                                           6


------------------------------------------------------------------------------

[MEAD LOGO]                                                         PACKAGING

------------------------------------------------------------------------------

MAJOR PRODUCTS

|X| Coated natural kraft paperboard for high-performance packaging systems for food and beverage products and folding cartons

|X| Corrugating medium converted into              [Graphics showing an
    corrugated shipping containers for home         assortment of beverage
    and leisure, meat and poultry packing,          packaging]
    food processing and appliance manufacturing

OPERATING FACILITIES
    Cottonton, AL
    1,000,000 tons per year

    Stevenson, AL
    840,000 tons per year

[MEADWESTVACO LOGO]                                                           7


------------------------------------------------------------------------------

[Westvaco LOGO]                                                       PRIMARY
                                                           PACKAGING PRODUCTS

------------------------------------------------------------------------------
MAJOR PRODUCTS
|X| Bleached paperboard for high-
    value consumer packaging
|X| Graphic paperboard for
    advertising inserts, book covers
    and lottery tickets
|X| Unbleached paperboard for many              [Graphics of Bleached
    consumer applications                       Board and Unbleached
|X| Saturating kraft used in                    Paper and Board packaging]
    decorative laminates for furniture,
    countertops and other uses
|X| Aseptic board for extended shelf-
    life, non-refrigerated beverage
    and food packaging
|X| Linerboard for corrugated boxes

OPERATING FACILITIES
  Covington, VA, mill           Evadale, TX, mill
  940,000 tons per year         760,000 tons per year

  Charleston, SC, mill
  880,000 tons per year         2 extrusion plants

[MEADWESTVACO LOGO]                                                           8



------------------------------------------------------------------------------

[Westvaco LOGO]                                            CONSUMER PACKAGING

------------------------------------------------------------------------------
MAJOR PRODUCTS
|X| CD and DVD packaging made from
    paperboard and injection-molded plastic
|X| Packaging for prescription and over the
    counter pharmaceuticals
|X| High value paperboard and rigid folded          [Graphics showing
    plastic packaging for cosmetics, personal        consumer packaging]
    care and other consumer products such
    as candy
|X| Point-of-purchase displays
|X| Printed labels, booklets, inserts and outserts



OPERATING FACILITIES
    45 consumer packaging plants in 9 countries         Alfred Wall AG
    Westvaco packaging resources:                       Mebane Packaging
    AGI/Klearfold                                       Rigesa, Ltda.
    AGI/Media

[MEADWESTVACO LOGO]                                                           9


------------------------------------------------------------------------------

COATED PAPER - A NEW LEADER

------------------------------------------------------------------------------

-------------------------------  |\
|                             |  | \
|   BROAD PRODUCT LINE        |  |  \
|                             |  |   \
-------------------------------  |    \
-------------------------------  |     \
|   NORTH AMERICA'S SECOND-   |  |      \
|   LARGEST COATED PRODUCER   |  |       \       SIGNIFICANTLY
|       2.2 MILLION TPY       |  |        \        ENHANCED
-------------------------------  |         \  EFFICIENCY, QUALITY
-------------------------------  |         /     AND FINANCIAL
|      STRONG CUSTOMER        |  |        /         RETURNS
|   RELATIONSHIPS THROUGH     |  |       /
| DIRECT AND MERCHANT SALES   |  |      /
|         CHANNELS            |  |     /
-------------------------------  |    /
-------------------------------  |   /
| OPPORTUNITY FOR SIGNIFICANT |  |  /
|    COST REDUCTION AND       |  | /
|  MACHINE RATIONALIZATION    |  |/
-------------------------------

[MEADWESTVACO LOGO]                                                          10


------------------------------------------------------------------------------

[Mead LOGO]                                                             PAPER

------------------------------------------------------------------------------

MAJOR PRODUCTS
|X| Coated offset for advertising, promotional
    materials, annual reports, catalogs,
    magazines and books
|X| Specialty papers for labels and wrappers,
    decorative laminates and other industrial     [Graphics showing magazines]
    applications
|X| Carbonless copy paper for business
    forms
|X| Card stock for greeting cards

OPERATING FACILITIES
    3 Mills; 12 Paper machines
    1,755,000 tons per year

    Specialty papers
    4 mills; 105,000 tons per year

[MEADWESTVACO LOGO]                                                          11


------------------------------------------------------------------------------

[Westvaco LOGO]                                                 PAPER SEGMENT

------------------------------------------------------------------------------
MAJOR PRODUCTS
|X| Coated one-side papers for
    labels, wraps and direct mail
|X| Coated papers for catalogs,
    magazines and commercial
    printing                                     [Graphics showing Digital
|X| Digital papers for desk top                   Papers, Envelopes and
    publishing                                    Fine Papers products]
|X| Envelopes for high volume
    bank, utility and credit card
    customers
|X| Columbian(R) brand envelopes
    for retail distribution

OPERATING FACILITIES
    2 Mills; 5 Paper machines
    745,000 tons per year

    9 envelope plants and 7 print centers nationwide

[MEADWESTVACO LOGO]                                                          12



------------------------------------------------------------------------------

FIRST NAME IN CONSUMER & OFFICE PRODUCTS

------------------------------------------------------------------------------

-------------------------------  |\
|  STRONG GROWTH DRIVEN BY    |  | \
|     INNOVATIVE PRODUCT      |  |  \
|        DEVELOPMENT          |  |   \
-------------------------------  |    \
-------------------------------  |     \
|   STABLE CASH FLOW WITH     |  |      \    A LEADING MANUFACTURER
|    ATTRACTIVE RETURNS       |  |       \   AND MARKETER OF BRANDED
|                             |  |        \     SCHOOL SUPPLIES,
-------------------------------  |         \   COMMERCIAL OFFICE
-------------------------------  |         /   PRODUCTS AND TIME
|   SUPERIOR MARKETING AND    |  |        /  MANAGEMENT PRODUCTS IN
|    DISTRIBUTION THROUGH     |  |       /       NORTH AMERICA
|     MULTIPLE CHANNELS       |  |      /
-------------------------------  |     /
-------------------------------  |    /
|    NATIONALLY RECOGNIZED    |  |   /
|           BRANDS            |  |  /
|                             |  | /
-------------------------------  |/

[MEADWESTVACO LOGO]                                                          13


------------------------------------------------------------------------------

[Mead LOGO]                                        CONSUMER & OFFICE PRODUCTS

------------------------------------------------------------------------------

MAJOR PRODUCTS
[X] Mead(R) office and school supplies
[X] AT-A-GLANCE(R) time management planners
[X] Cambridge(R) business portfolios and padfolios       [Graphics showing Mead
[X] Five Star(R) school supplies                         notebooks and binders]
[X] First Gear(R) school products
[X] Time Line(R) calendars
[X] Trapper Keeper(R) notebooks and school supplies

OPERATING FACILITIES
    9 manufacturing plants                                 KEY CUSTOMER SEGMENTS
    in North America                                              Mass retailing
                                                                 Warehouse clubs
    10 distribution centers                            Office supply superstores
    in North America                              Commercial/contract stationers


[MEADWESTVACO LOGO]                                                          14




------------------------------------------------------------------------------

SPECIALTY CHEMICALS

------------------------------------------------------------------------------


  ---------------------------      |\
  | HIGH RETURNS AND STRONG |      | \
  |    STABLE CASH FLOW     |      |  \
  |                         |      |   \
  ---------------------------      |    \
                                   |     \
  ---------------------------      |      \
  |  LEADING POSITIONS IN   |      |       \      HIGH-VALUE SPECIALTY
  |   MULTIPLE SEGMENTS     |      |        \   CHEMICALS FOR GROWING
  |                         |      |        /       GLOBAL MARKETS
  ---------------------------      |       /
                                   |      /
  ---------------------------      |     /
  | STRONG GROWTH DRIVEN BY |      |    /
  |   INNOVATIVE PRODUCT    |      |   /
  |      DEVELOPMENT        |      |  /
  ---------------------------      | /



[MEADWESTVACO LOGO]                                                          15



------------------------------------------------------------------------------

[Westvaco LOGO]                                           SPECIALTY CHEMICALS

------------------------------------------------------------------------------


MAJOR PRODUCTS
|X| Asphalt emulsifiers for road
    repair and construction
|X| Activated carbon for vehicle
    emission controls
|X| Ink resins for printing uses               [Graphics showing use of
|X| Agrichemicals                              Ink Resins, Asphalt Emulsifiers
|X| Dye dispersants for fabric                 and Activated Carbon]
    dyes
|X| Paper sizing for printing
    papers

OPERATING FACILITIES
   Covington, VA
   Wickliffe, KY
   DeRidder, LA
   North Charleston, SC



[MEADWESTVACO LOGO]                                                          16


-------------------------------------------------------------------------------

FOREST RESOURCES

-------------------------------------------------------------------------------

-------------------------------  |\
|     3.5 MILLION ACRES OF    |  | \
|     SUSTAINABLY MANAGED     |  |  \
|        FORESTLANDS          |  |   \
-------------------------------  |    \
-------------------------------  |     \
|     ENHANCED WOOD BASKET    |  |      \
|        EFFICIENCIES         |  |       \
|                             |  |        \    STRONG, SECURE,
-------------------------------  |         \    HIGH QUALITY
-------------------------------  |         /    FIBER SUPPLY
|   INCREASED MONETIZATION    |  |        /
|       OPPORTUNITIES         |  |       /
-------------------------------  |      /
-------------------------------  |     /
|    STRONG AND INNOVATIVE    |  |    /
| RESEARCH CAPABILITY DRIVING |  |   /
|    PRODUCTIVITY AND NEW     |  |  /
|    COMMERCIAL VENTURES      |  | /
-------------------------------  |/


[MEADWESTVACO LOGO]                                                          17




-------------------------------------------------------------------------------

COMPELLING COST SAVING AND SYNERGIES

-------------------------------------------------------------------------------

------------------
|   OPERATING    |  [X] $325+ mm annual pre-tax operating synergies
|   SYNERGIES    |  [X] MeadWestvaco pro-forma EPS impact of $1.01(1)
------------------
------------------
|                |  [X] 30% in year 1
|    TIMING      |  [X] 75% in year 2
|                |  [X] Fully realized by end of year 2
------------------
------------------
|     CAPEX/     |  [X] Increased efficiency in combined capital spending
|WORKING CAPITAL |  [X] Reduced working capital needs
------------------
------------------
|    REVENUE     |  [X] Significant cross-selling opportunities
|                |      (broader range of products and customers)
------------------

NOTE: (1) ASSUMING FULL $325 MM OF SYNERGIES AND A 38% MARGINAL TAX RATE.


[MEADWESTVACO LOGO]                                                          18




-------------------------------------------------------------------------------

TOP PRIORITY - REALIZE SYNERGIES

-------------------------------------------------------------------------------

Initial Opportunities Identified
--------------------------------

Paper                                   $ 125 MM

Packaging                                  40

Purchasing & Logistics                     70

Corporate Overhead / IT                    90
                                    ----------------
        TOTAL                          $ 325+ MM



[MEADWESTVACO LOGO]                                                          19



-------------------------------------------------------------------------------

EVENTS SINCE MERGER ANNOUNCEMENT

-------------------------------------------------------------------------------

MEAD

[X] Announced planned closing of consumer and office products facility in Atlanta, GA

WESTVACO

|X| Announced planned closing of paper mill, including 2 paper machines, in Tyrone, PA

|X| Announced restructuring of consumer packaging operations including closing of two plants in Richmond, VA, and Memphis, TN

|X| Announced other restructuring and right-sizing actions which, in combination with the above items, will lead to an estimated $65 million pretax charge against fiscal 4Q01 earnings and about $60 million a year in pretax annual savings


[MEADWESTVACO LOGO]                                                          20



-------------------------------------------------------------------------------

SHARPEN BUSINESS FOCUS

-------------------------------------------------------------------------------

FOCUS ON BUSINESSES MEETING STRICT PARAMETERS
FOR STRATEGIC FIT, GROWTH AND FINANCIAL RETURNS

|X| Assets not meeting criteria will be restructured, sold or closed

|X| Such assets may include:
    -- Selected containerboard operations
    -- Non-strategic woodlands
    -- Selected paper operations

|X| Take appropriate action within 12 months



[MEADWESTVACO LOGO]                                                          21




-------------------------------------------------------------------------------

COMMITMENT TO DELIVER SHAREHOLDER VALUE

-------------------------------------------------------------------------------

|X| Enhanced returns on capital and increased free cash flow

|X| Increase the return of capital to shareholders

    -- Dividends

    -- Share repurchases

|X| Reduce pro forma capital expenditures

    -- Prudently assess growth capital

|X| Maintain strong investment-grade credit ratings

|X| Initial annual dividend of $0.92 per share

    -- Increase of $0.24 for Mead shareholders

    -- Maintains Westvaco on exchange ratio adjusted basis



[MEADWESTVACO LOGO]                                                          22




-------------------------------------------------------------------------------

PRO FORMA INCOME STATEMENT

-------------------------------------------------------------------------------

                                                         2000(1)
                                          ------------------------------------
                                          W/OUT SYNERGIES      W/ SYNERGIES(2)
-------------------------------------------------------------------------------

Sales                                       $8,301 MM

EBITDA                                       1,613                1,938

EBIT                                           962

Net Income                                     407

EPS                                          $2.04                $3.05

(1) Based on fiscal year end data
(2) Assumes $325 million of synergies and a 38% marginal tax rate



[MEADWESTVACO LOGO]                                                          23




-------------------------------------------------------------------------------

PRO FORMA BALANCE SHEET

-------------------------------------------------------------------------------

                                                 MOST RECENT PERIOD(1)
                                           ------------------------------------
                                          W/OUT SYNERGIES     WITH SYNERGIES(2)
-------------------------------------------------------------------------------

Total Assets(2)                            $13,101 MM

Total Debt                                   4,533

Shareholders' Equity(3)                      5,285

Debt / Total Capitalization                    40%

Debt / EBITDA(4)                              3.2x                 2.6x


(1) As of the most recent published 10Q
(2) Adjusted for new goodwill
(3) Assumes $1.20 special dividend to Mead shareholders
(4) Assumes $325 million of synergies


[MEADWESTVACO LOGO]                                                          24



-------------------------------------------------------------------------------

EXPERIENCED LEADERSHIP TEAM

-------------------------------------------------------------------------------

   NAME                    RESPONSIBILITY
   -------------------     ----------------------------------------------------
   Jerry Tatar             Chairman
   John Luke               President & CEO
   Jim Buzzard             Integration
   Karen Osar              Chief Financial Officer
   Ray Lane                Primary Packaging
   Richard Block           Consumer Packaging
   Rita Foley
   Ian Millar              Coated Papers
   Tim McLevish            Strategic Planning, Specialty Paper,
                           Consumer & Office Prods, and Forest Resources
   Sam Torrence            Specialty Chemicals
   Wendell Willkie         General Counsel
   Mark Watkins            Technology
   Jim McGrane             Information Resources
   Linda Schreiner         Human Resources



[MEADWESTVACO LOGO]                                                          25




-------------------------------------------------------------------------------
      The Mead Corporation ("Mead") and Westvaco Corporation ("Westvaco") will be filing a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE
URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Mead or Westvaco with respect to the proposed transaction may be obtained free of charge by contacting The
Mead Corporation, Mead World Headquarters, Courthouse Plaza Northeast,
Dayton, Ohio 45463, Attention: Mark Pomerleau, Director of Investor Relations (tel.: (937) 495-3456), or Westvaco Corporation, One High Ridge Park,
Stamford, Connecticut 06905, Attention: John W. Hetherington (tel.: (203) 461-7500). INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

       Mead and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Mead shareholders. The directors and executive officers of Mead include: John G. Breen, Duane E. Collins, William E. Hoglund, James G. Kaiser, Robert J. Kohlhepp, John A. Krol, Susan J. Kropf, Raymond W. Lane, Sue K. McDonnell, Timothy R. McLevish, Ian Millar, Heidi G. Miller, Lee J. Styslinger, Jr., Jerome F. Tatar and J. Lawrence Wilson. Collectively, as of January 31, 2001, the directors and executive officers of Mead beneficially owned less than 1% of the outstanding shares of Mead's common stock (excluding shares subject to options). Shareholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

      Westvaco and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Westvaco stockholders. The directors and executive officers of Westvaco include: Michael E. Campbell, Dr. Thomas W. Cole, Jr., David F. D'Alessandro, David L. Hopkins, Jr., Richard B. Kelson, Douglas S. Luke, William R. Miller, Jane L. Warner, Richard A. Zimmerman, Rudolph G. Johnstone, Jr., John A. Luke, Jr., Robert C. McCormack, David E. McIntyre, Karen R. Osar and Wendell L. Willkie, II. Collectively, as of November 30, 2000, the directors and executive officers of Westvaco beneficially owned approximately 4.8% of the outstanding shares of Westvaco's common stock. Stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.


[MEADWESTVACO LOGO]                              Source: Skadden, Arps       26




        [Mead LOGO]                             [Westvaco LOGO]




       Certain statements in this document and elsewhere by management of the company that are neither reported financial results nor other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes, without limitation, the business outlook, assessment of market conditions, anticipated financial and operating results, strategies, future plans, contingencies and contemplated transactions of the company. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to actual results of company operations, or the performance or achievements of each company, or industry results, to differ materially from those expressed, or implied by the forward-looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied for the forward-looking statements include, but are not limited to, events or circumstances which affect the ability of Mead and Westvaco to integrate successfully and achieve the anticipated benefits of the transaction; competitive pricing for each company's products; changes in raw materials; energy and other costs; fluctuations in demand and changes in production capacities; changes to economic growth in the U.S. and international economies, especially in Asia and Brazil; government policies and regulations, including, but not limited to those affecting the environment and the tobacco industry; and currency movements. Mead and Westvaco undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Investors are advised, however, to consult any further disclosures made on related subjects in each company's reports filed with the SEC.


-------------------------------------------------------------------------------

       The following slide 7 was revised and added to the investor relations slide presentation prepared jointly by The Mead Corporation and Westvaco
Corporation:


------------------------------------------------------------------------------

[MEAD LOGO]                                                         PACKAGING

------------------------------------------------------------------------------

MAJOR PRODUCTS

|X| Coated natural kraft paperboard for high-performance global beverage packaging systems and for folding carton applications

|X| Corrugating medium converted into              [Graphics showing an
    corrugated shipping containers for home         assortment of beverage
    and leisure, meat and poultry packing,          packaging]
    food processing and appliance manufacturing

OPERATING FACILITIES
    Cottonton, AL
    1,000,000 tons per year

    Stevenson, AL
    840,000 tons per year

    12 packaging plants in North America,
    Europe and Japan


------------------------------------------------------------------------------

[MEADWESTVACO LOGO]                                                          7




      The Mead Corporation ("Mead") and Westvaco Corporation ("Westvaco") will be filing a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Mead or Westvaco with respect to the proposed transaction may be obtained free of charge by contacting The Mead Corporation, Mead World Headquarters, Courthouse Plaza Northeast, Dayton, Ohio 45463, Attention: Mark Pomerleau, Director of Investor Relations (tel.: (937) 495-3456), or Westvaco Corporation, One High Ridge Park, Stamford, Connecticut 06905, Attention: John W. Hetherington (tel.: (203) 461-7500). INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

       Mead and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Mead shareholders. The directors and executive officers of Mead include: John G. Breen, Duane E. Collins, William E. Hoglund, James G. Kaiser, Robert J. Kohlhepp, John A. Krol, Susan J. Kropf, Raymond W. Lane, Sue K. McDonnell, Timothy R. McLevish, Ian Millar, Heidi G. Miller, Lee J. Styslinger, Jr., Jerome F. Tatar and J. Lawrence Wilson. Collectively, as of January 31, 2001, the directors and executive officers of Mead beneficially owned less than 1% of the outstanding shares of Mead's common stock (excluding shares subject to options). Shareholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

      Westvaco and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Westvaco stockholders. The directors and executive officers of Westvaco include: Michael E. Campbell, Dr. Thomas W. Cole, Jr., David F. D'Alessandro, David L. Hopkins, Jr., Richard B. Kelson, Douglas S. Luke, William R. Miller, Jane L. Warner, Richard A. Zimmerman, Rudolph G. Johnstone, Jr., John A. Luke, Jr., Robert C. McCormack, David E. McIntyre, Karen R. Osar and Wendell L. Willkie, II. Collectively, as of November 30, 2000, the directors and executive officers of Westvaco beneficially owned approximately 4.8% of the outstanding shares of Westvaco's common stock. Stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

       Certain statements in this document and elsewhere by management of the company that are neither reported financial results nor other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes, without limitation, the business outlook, assessment of market conditions, anticipated financial and operating results, strategies, future plans, contingencies and contemplated transactions of the company. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to actual results of company operations, or the performance or achievements of each company, or industry results, to differ materially from those expressed, or implied by the forward-looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied for the forward-looking statements include, but are not limited to, events or circumstances which affect the ability of Mead and Westvaco to integrate successfully and achieve the anticipated benefits of the transaction; competitive pricing for each company's products; changes in raw materials; energy and other costs; fluctuations in demand and changes in production capacities; changes to economic growth in the U.S. and international economies, especially in Asia and Brazil; government policies and regulations, including, but not limited to those affecting the environment and the tobacco industry; and currency movements. Mead and Westvaco undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Investors are advised, however, to consult any further disclosures made on related subjects in each company's reports filed with the SEC.